SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Lyra Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

55234L 105

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55234L 105

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,757,562
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,757,562

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,757,562
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 55234L 105

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,757,562
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,757,562

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,757,562
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 55234L 105

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,469,116
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,469,116

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,469,116
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 55234L 105

1.	Names of Reporting Persons. Perceptive LS (A), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,288,446
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,288,446

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,288,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) CO

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as followed:

On December 12, 2024, each of Konstantin Poukalov and Michael Altman, Managing Directors at Perceptive Advisors, resigned as directors of the Issuer.

The Reporting Persons continuously review their investment in the Issuer and, depending on various factors and subject to compliance with applicable securities laws and regulatory requirements, may dispose or distribute some or a significant amount of their Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

PERCEPTIVE LS (A), LLC

By:	Perceptive LS GP, LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Member